UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ---------

                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                           Apria Healthcare Group Inc.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)

                       Delaware                       33-0488566
                       --------                       ----------
               (State of incorporation               (IRS Employer
                   or organization)                Identification No.)

                  3560 Hyland Avenue                     92626
                  ------------------                     -----
                Costa Mesa, California                 (Zip Code)
       (Address of principal executive offices)


If this Form relates to the registration of a class of securities and is effective upon filing pursuant to General Instruction A(c)(2), please check the following box: [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(1), please check the following box: [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                       Name of each exchange on which
   to be so registered                       each class is to be registered
   -------------------                       ------------------------------
   Preferred Stock Purchase Rights           New York Stock Exchange
   with respect to Common Stock
   ($.001 Par Value)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)

     Item 1 of Form 8-A as filed by the registrant on April 10, 1996 and amended on July 10, 1997, is hereby further amended and restated in its entirety as follows:

"Item 1. Description of Securities to be Registered.

     On February 8, 1995, the Board of Directors of Apria Healthcare Group Inc. (then called Abbey Healthcare Group Incorporated and referred to herein as the "Company") declared a dividend of one preferred stock purchase right (the "Rights") for each share of Common Stock of the Company outstanding at the close of business on February 24, 1995 (the "Record Date"). Thereupon, the Company entered into a Rights Agreement dated as of February 8, 1995 with U. S. Stock Transfer Corporation, as "Rights Agent" (the "Initial Rights Agent"). Upon the consummation of the merger of Homedco Group, Inc. with and into the Company on June 28, 1995, each share of Common Stock of the Company outstanding immediately prior to the consummation of the merger, together with its associated preferred stock purchase Right, was converted into 1.4 shares of the Company's Common Stock and one associated preferred stock purchase Right (each a "Right" and, collectively the "Rights") for each full share of the Company's Common Stock after the merger. Effective as of June 30, 1997, the Company, the Initial Rights Agent and Norwest Bank Minnesota, N.A. (the "Rights Agent") entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1"), pursuant to which the Initial Rights Agent was replaced with the Rights Agent as the "Rights Agent" under said Rights Agreement and said Rights Agreement was otherwise amended. Effective as of April 20, 1999 the Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement ("Amendment No. 2"), pursuant to which the Rights Agreement was further amended. The terms of the Rights Agreement (as amended to date, the "Rights Agreement") are described below in summary form.

     Pursuant to the Rights Agreement, each Right will entitle the registered holder thereof, after the Rights become exercisable and until February 7, 2005 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), at a price of $130 per one one-hundredth (1/100th) of a Preferred Share, subject to certain antidilution adjustments (the "Purchase Price"). The Rights will be represented by the Common Stock certificates until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the Common Stock (an "Acquiring Person"), or (ii) ten (10) days after a person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the Common Stock (the earlier of (i) and (ii) being called the "Distribution Date"). The Board of Directors has the power, under certain circumstances, to postpone the Distribution Date. Separate certificates representing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately from the shares of Common Stock.

     The Purchase Price payable, and the number of one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend paid or, if regular periodic cash dividends have not previously been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price. No fractional shares will be issued and, in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     If a person becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding Common Stock approved by a majority of the Continuing Directors (as defined below)) or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Stock was not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of the Right. With certain exceptions, if, following the time that a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or more than 50% of its assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the then outstanding shares of Common Stock, the Board of Directors may cause the Company to acquire the Rights (other than Rights which have become void), in whole or in part, in exchange for that number of shares of Common Stock having an aggregate value equal to the excess of the value of the shares of Common Stock issuable upon exercise of a Right after a person becomes an Acquiring Person over the Purchase Price (the "Spread") per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction (the "Exchange Consideration"). Effective immediately upon the action of the Board of Directors electing to exchange any Rights, the right to exercise such Rights will terminate and the only right of the holders of such Rights will be to receive the Exchange Consideration. Any partial exchange will be effected pro rata based on the number of Rights (other than Rights which have become void) held by each holder of Rights.

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth day following the first date of public announcement that a person or group has become an Acquiring Person. The Board of Directors has the power, under certain circumstances, to extend the ten-day redemption period. Under certain circumstances set forth in the Rights
Agreement, the decision to redeem or to lengthen or shorten the redemption period will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make an announcement thereof and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the Company and the Rights Agent may amend or supplement the Rights Agreement without the approval of any holders of Rights to cure any ambiguity, defect or inconsistency, shorten or lengthen any time period under the Rights Agreement (subject to the approval of a majority of Continuing Directors) or, so long as the interests of the holders of Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) are not adversely affected thereby, make any other amendments in regard to matters or questions arising thereunder which the Company and the Rights Agent may deem necessary or desirable. The Company may, at any time prior to such time as any person becomes an Acquiring Person, amend the Rights Agreement to lower the thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Stock then known by the Company to be beneficially owned by any persons or group of affiliated or associated persons or (ii) ten percent (10%).

     The term "Continuing Directors" means any member of the Board of Directors who was a director prior to the time that any person becomes an Acquiring Person, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative of the foregoing.

     Each Preferred Share purchasable upon exercise of the Rights will be entitled to a preferential quarterly dividend payment of 100 times the dividend, if any, declared per share of Common Stock, but in no event less than $1.00. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will also be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Preferred Share will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 1,500,000 Preferred Shares initially for issuance upon exercise of the Rights.

     The Rights will cause substantial dilution to a person or group that acquires 25% or more of the Company's Common Stock on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to ten days after the time that a person or group has become an Acquiring Person as the Rights may be redeemed by the Company at $.01 per Right prior to such time.

     The Rights Agreement specifying the terms of the Rights, the text of the press release announcing the declaration of the Rights and the form of a letter sent to the holders of the Company's Common Stock dated February 24, 1995, explaining the Rights, were incorporated by reference as exhibits to the Company's Current Report on Form 8-K dated February 8, 1995. Amendment No. 1 was filed as Exhibit 1.1 to this registration statement. Amendment No. 2 is filed as
Exhibit 1.2 to this registration statement. The foregoing description of the Rights is qualified in its entirety by references to all such exhibits."

     Item 2 of Form 8-A as filed by the registrant on April 10, 1996 and amended on July 10, 1997, is hereby further amended and restated in its entirety as follows:

"Item 2.  Exhibits.

1. Rights Agreement, dated as of February 8, 1995, between Abbey Healthcare Group Incorporated ("Abbey") and U.S. Stock Transfer Corporation incorporated by reference to Exhibit 4.1 to Abbey's Current Report on Form 8-K dated February 8, 1995.

1.1 Amendment No. 1 to the Rights Agreement dated as of June 30, 1997, by and among Apria Healthcare Group Inc., Norwest Bank Minnesota, N.A. and U.S. Stock Transfer Corporation.

1.2 Amendment No. 2 to the Rights Agreement dated as of April 20, 1999, by and between Apria Healthcare Group Inc. and Norwest Bank Minnesota, N.A.

2. Form of Letter to the holders of Abbey Common Stock, dated February 24, 1995, incorporated by reference to Exhibit 20.1 to Abbey's Current Report on Form 8-K dated February 8, 1995.

3.   Text of Press Release, dated February 8, 1995, incorporated by reference to
     Exhibit 99.2 to Abbey's Current Report on Form 8-K dated February 8, 1995.

All exhibits required by Instruction II to Item 2 have been or will be supplied to the New York Stock Exchange."

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       APRIA HEALTHCARE GROUP INC.



Date:  April 21, 1999                  By:/s/ Robert S. Holcombe
                                          --------------------------------------
                                          Robert S. Holcombe
                                          Senior Vice President, General Counsel
                                          and Secretary

                                  EXHIBIT INDEX

1. Rights Agreement, dated as of February 8, 1995, between Abbey Healthcare Group Incorporated ("Abbey") and U.S. Stock Transfer Corporation incorporated by reference to Exhibit 4.1 to Abbey's Current Report on Form 8-K dated February 8, 1995 and filed with the Commission on March 20, 1995.

1.1 Amendment No. 1 to the Rights Agreement dated as of June 30, 1997, by and among Apria Healthcare Group Inc., Norwest Bank Minnesota, N.A. and U.S. Stock Transfer Corporation incorporated by reference to Exhibit 2.1 to the Company's Form 8-A/A (Amendment No. 1).

1.2 Amendment No. 2 to the Rights Agreement dated as of April 20, 1999, by and between Apria Healthcare Group Inc. and Norwest Bank Minnesota, N.A. (Amendment No. 2).

2. Form of Letter to the holders of Abbey Common Stock, dated February 24, 1995, incorporated by reference to Exhibit 20.1 to Abbey's Current Report on Form 8-K dated February 8, 1995.

3.   Text of Press Release, dated February 8, 1995, incorporated by reference to
     Exhibit 99.2 to Abbey's Current Report on Form 8-K dated February 8, 1995.